[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

November 14, 2011

Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Total Return Fund, Inc. (“CRF”)
SEC File Numbers: 333-175187 and 811-2363

Cornerstone Strategic Value Fund, Inc. (“CLM” and together with CRF, the “Funds”)
SEC File Numbers: 333-175201 and 811-5150

Dear Mr. Rupert:

On behalf of the Funds, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by letter dated July 20, 2011, regarding each Fund’s registration statement (together, the “Registration Statements”) on Form N-2 filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”).

Transmitted herewith is a copy of the Pre-Effective Amendment #1 (the “Amendment”) to the Registration Statements on Form N-2, including exhibits, for filing under the 1933 Act and the 1940 Act.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

1.           Comment. The section captioned “Board Considerations in Approving the Offering” cites the success of the 2010 rights offering as a factor in approving the current rights offering.  Please expand the disclosure to discuss the number of shares issued in the

Kevin C. Rupert
November 14, 2011

2010 basic rights offering and the number of shares that were issued, if any, with respect to the over-allotment shares in the 2010 rights offering.

Response:  With regard to CRF, the disclosure regarding the 2010 rights offering has been revised in each instance to include the following:

Pursuant to the 2010 Offering, which was fully subscribed, the Fund issued 1,006,384 Shares (46,351 Shares of which were Over-Allotment Shares) at a subscription price of $7.23 per Share, for a total offering of $7,275,425.

With regard to CLM, shares were only issued pursuant to Basic Subscription requests and therefore the disclosure regarding the 2010 rights offering has been revised in each instance to include the following:

Pursuant to the 2010 Offering, the Fund issued 1,433,827 Shares in fulfillment of Basic Subscription requests, at a subscription price of $8.24 per Share, for a total offering of $11,812,869.

2.           Comment.  Disclose that the Board of Directors considered the impact of the 2010 rights offering, if any, on the market price of its stock, and determined it was in the best interests of shareholders to proceed with the 2011 rights offering while continuing the managed distribution policy.  If the Board did not consider such information, why was it not considered?

Response:  The following disclosure has been added to the “The Offering – Board Considerations in Approving the Offering”:

The Board considered that, during the course of the Fund’s 2010 Offering, the Fund’s market price declined, however the Board noted that the Fund continued at all times during the 2010 Offering and since the 2010 Offering’s conclusion to sell at a premium to NAV, and the market price has approached the level that it was prior to the 2010 Offering.  As a result of these considerations, the Board determined that it was appropriate and in the best interest of the Fund and its shareholders to proceed with the proposed 2011 offering, while continuing with the Fund’s managed distribution policy.

Kevin C. Rupert
November 14, 2011

Statement of Additional Information

3.           Comment.  Fundamental policy number 11 in the registration statement appears to be different from fundamental policy number 12 in the registration statement reviewed and declared effective by the staff on October 29, 2010.  It appears that old fundamental policy number 1 was deleted.  We are unable to locate a proxy filing consistent with any fundamental policy change.  The policy numbers for other fundamental policies have also changed, but there does not appear to be any other substantive change.  Please confirm there are no other changes and explain to the staff in your response letter why you believe this change is permissible.

Response:  CRF filed a proxy statement on DEFS14A on December 5, 2001, which sought shareholder approval of amendments to the Fund’s fundamental investment restrictions, among other things.  Such amendments were approved by shareholders and such amended fundamental investment restrictions remain in place today.  The investment restrictions as set forth in the registration statement reviewed and declared effective by the Staff on October 29, 2010, were substantially similar to those approved by shareholders at the special meeting held on December 27, 2001, but not identical and their inclusion was an inadvertent error on our part.  CRF hereby confirms that the investment restrictions as set forth in the Registration Statement and Pre-Effective Amendment #1 are correct at this time and no other substantive changes other than those stated in Comment #3 above were made pursuant to the DEFS14A.  The Fund acknowledges that, although the fundamental restriction with respect to diversification was deleted by shareholder action in 2001, the Fund has nevertheless continued to comply with the diversification requirements.  Because the Fund has operated as if it was diversified for more than three years, it intends to continue to do so in the absence of shareholder action to the

1 This fundamental policy states “[t]he Fund shall not:

1.	Issue any senior securities (as defined in the Investment Company Act of 1940) except insofar as any borrowing permitted by item 2 below might be considered the issuance of senior securities.”

2 This fundamental policy states “[t]he Fund shall not:

1.
With respect to 75% of its total assets, purchase a security, other than securities issued or guaranteed by the U.S. Government or securities of other regulated investment companies, if as a result of such purchase, more than 5% of the value of that Fund’s total assets would be invested in the securities of any one issuer, or that Fund would own more than 10% of the voting securities of any one issuer.”

Kevin C. Rupert
November 14, 2011

contrary pursuant to the Commission’s expressed position that a Fund operated as diversified for more than three years may only become non-diversified fund if approved by shareholders.

General

4.           Comment.  Other than the previously granted exemptive relief with respect to the Fund’s managed distribution policy, please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Funds hereby confirm that they have not submitted nor do they expect to submit an exemptive application or no-action request in connection with the Registration Statements.

5.           Comment.  We note that Messrs. Bradshaw and Wilcox each filed a Form 4 on December 23, 2010.  Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:  To the best of our knowledge, all officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports required by Section 16(a) of the Securities Exchange Act of 1934.

*    *    *    *    *    *    *    *    *    *
In connection with this response to the Staff’s comments, the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff regarding the Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

Kevin C. Rupert
November 14, 2011

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes